FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 24 Granville Square
2300-200 Granville Street
Vancouver BC V6C 1S4

Item Two - Date of Material Change

July 7, 2005

Item Three - News Release

The attached news release was issued in Vancouver, British Columbia on July 7, 2005 via CCN Matthews.

Item Four - Summary of Material Change

On July 7, 2005 NovaGold Resources Inc. (AMEX, TSX: NG) (the “Company”) announced that it has closed its previously announced private placement to a syndicate of underwriters co-led by Salman Partners Inc. and Canaccord Capital Corporation, and including BMO Nesbitt Burns Inc. and Sprott Securities Inc. to purchase 6.26 million special warrants at a price of $10.00 per special warrant for gross proceeds of $62.6 million.

Item Five - Full Description of Material Change

On July 7, 2005 the Company announced that it has closed its previously announced private placement to a syndicate of underwriters co-led by Salman Partners Inc. and Canaccord Capital Corporation, and including BMO Nesbitt Burns Inc. and Sprott Securities Inc. to purchase 6.26 million special warrants at a price of $10.00 per special warrant for gross proceeds of $62.6 million.

Each special warrant is convertible, without payment of additional consideration, into a unit consisting of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. The Company has agreed to use its reasonable efforts to file a short form prospectus to qualify the common shares and warrants underlying the special warrants (“the prospectus”) as soon as possible but in any event by August 17, 2005. The special warrants will convert into common shares and warrants on the date which is the earlier of (a) one day after a receipt is obtained for the prospectus; and (b) November 8, 2005, provided that in no event may the special warrants be converted earlier than August 17, 2005.

The Company plans to use the net proceeds of this financing for the further development of the Galore Creek project, Rock Creek project and for general corporate purposes. In consideration for their services, the underwriters received a 5% cash commission and 313,000 brokers’ warrants exercisable at a price of $11.00 per common share on or before July 7, 2006.

The securities have not and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Elaine Sanders, Controller, (604) 669-6227.

Item Nine – Date of Report

Executed this 11th day of July, 2005 at Vancouver, British Columbia by Elaine Sanders, Controller.

News Release - Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States	AMEX, TSX Symbol: NG

NovaGold Completes $62.6 Million Bought Deal Financing

7 July 2005 - Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG) NovaGold Resources Inc. (“NovaGold” or “Company”) is pleased to announce that it has closed its previously announced private placement to a syndicate of underwriters co-led by Salman Partners Inc. and Canaccord Capital Corporation, and including BMO Nesbitt Burns Inc. and Sprott Securities Inc. to purchase 6.26 million special warrants at a price of $10.00 per special warrant for gross proceeds of $62.6 million.

Each special warrant is convertible, without payment of additional consideration, into a unit consisting of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. The Company has agreed to use its reasonable efforts to file a short form prospectus to qualify the common shares and warrants underlying the special warrants (“the prospectus”) as soon as possible but in any event by August 17, 2005. The special warrants will convert into common shares and warrants on the date which is the earlier of (a) one day after a receipt is obtained for the prospectus; and (b) November 8, 2005, provided that in no event may the special warrants be converted earlier than August 17, 2005.

The Company plans to use the net proceeds of this financing for the further development of the Galore Creek project, Rock Creek project and for general corporate purposes. In consideration for their services, the underwriters received a 5% cash commission and 313,000 brokers’ warrants exercisable at a price of $11.00 per common share on or before July 7, 2006.

The securities have not and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company’s Nome, Alaska Operations. NovaGold has 66.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Don MacDonald, CA, Senior Vice President & CFO E-mail: Don.MacDonald@NovaGold.net	Greg Johnson, Vice President, Corporate Communications & Strategic Development E-mail: Greg.Johnson@NovaGold.net

(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the offering. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including requirements for regulatory and stock exchange approval, the need to satisfy conditions precedent to the closing of the offering, including due diligence conditions, and NovaGold’s reliance on the underwriters’ performance of their obligations. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.